S O N F I E L D & S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1913 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com

December 6, 2006

Mr. Daniel F. Duchovny
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  MediQuip Holdings, Inc.
Schedule 14F-1A filed December 6, 2006

Dear Mr. Duchovny:

In response to your letter dated November 29, 2006 an amendment of the Form 14F1 has been filed with the Securities and Exchange Commission. In the amendment you will find the additional information requested.

Yours very truly,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

RLSjr/kep